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                          May 22, 2023

       Pierluigi Paracchi
       Chief Executive Officer
       Genenta Science S.p.A.
       Via Olgettina No. 58
       20132 Milan, Italy

                                                        Re: Genenta Science
S.p.A.
                                                            Registration
Statement on Form F-3
                                                            Filed May 12, 2023
                                                            File No. 333-271901

       Dear Pierluigi Paracchi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Per Chilstrom, Esq.